Contact

www.linkedin.com/in/
michaelklemmer (LinkedIn)

Top Skills

Entrepreneurship
Supply Chain Management
Leadership

Languages

English

Certifications

Business Acumen for Project Managers
Six Sigma Foundations
Business Process Improvement
Inventory Management Foundations
Learn Emotional Intelligence, the Key Determiner of Success

Honors-Awards

Demonstrated Master Logistician
Order of Samuel Sharpe

Michael Klemmer

Founder of Aerial Resupply Coffee | 4x Dad of the Year Award Winner | 2x Entrepreneur | Army Veteran

Greater Charlottesville Area

Summary

I spent 20 years in the U.S. Army defending our Nation by supporting our warfighters.

Then, in 2020, I retired.

I decided it was time to do something different.

But, before I could, I had an epiphany.

I learned there weren't many veteran-focused companies that spoke to me. That I identified with. That placed the support of others before themselves - as I did for 20 years in the Army.

So, I built Aerial Resupply Coffee and focused on support.

And the results have been pretty phenomenal.

In the first 5 months of starting my business, I became a mid-five-figure business.

Clearly, the market was looking for what I was offering.

-> A brand that recognized the workers behind the scenes
-> A brand that refuses to engage in politics
-> A brand that speaks to everyone who supports our military, first responders, and law enforcement

My mission: Grow Aerial Resupply Coffee to support Veterans in their communities

Here's how I'm going to do that:

-> Grow ARC into a National Brand

-> Hire Veterans, Military Spouses, and Key Talent to propel our mission
-> Continue to support our Nation’s military whether deployed or in the U.S.
-> Rebuild the cohesiveness of our veteran community

While I’ve only been in business for less than 2 years, my results are phenomenal

-> 800% growth in 18 months
-> 6 figure business in 18 months
-> Found on Amazon, E-commerce, and in Grocery Stores
-> All with 1 employee. Me.

If you want to learn more about Aerial Resupply Coffee, head over to my website and learn more about the premium coffee I roast, the support I give to Veterans and our mission.

-> GO HERE: www.aerialresupplycoffee.com

Email: info@aerialresupplycoffee.com
Twitter: @Mike_Klemmer

Experience

Aerial Resupply Coffee
Founder
August 2021 - Present (2 years 2 months)
Charlottesville, Virginia, United States

I own and operate a veteran-themed coffee experience, dedicated to providing premium coffee to you, wherever you may be. I want to enable you to focus on your freedom, happiness, and sense of adventure by providing the necessary fuel for you to start your day, keep it going, or provide comfort. I love what I do, and I'm excited to grow.

RangeME Profile: https://range.me/IyYLUp-rvlxdWUN-QtTPqg
DUNS: 123105951
UEI: M333QK12CFF6
CAGE CODE: 95K04

Want to be a distributor? Email info@aerialresupplycoffee.com for more information.

Bacharach, Inc.

Director, Military Affairs and Service Business

November 2020 - May 2023 (2 years 7 months)

Oversees awards, compliance, and fulfillment of $13 million Department of Defense bonded inventory and direct contractual awards; Develops growth plans for service of both commercial and military leak detection installations, warranty repairs, and custom projects; Oversees service of Canadian Naval vessels with a contractual value of over $3 million. Ensures diversity of suppliers.

- Maintain ISO9001 Certification / Achieved 100% of 2020 Audit goals with 0 Infractions.

- Met all Federal Acquisition Regulation / Defense Federal Acquisition Regulation compliance objectives for multiple long term contracts valued over $13 million

- Established digital training compliance program to meet the needs of 18 employees in remote work or geographically separated locations to rousing success.

- Oversaw 10,000 sq ft. warehouse daily operations, inventory management, and purchasing requirements.

Apex Clean Energy

Logistics Analyst - DOD Skillbridge Fellowship Program

June 2020 - October 2020 (5 months)

Charlottesville, Virginia, United States

Analyzed critical logistics project paths for over 30 wind and solar energy projects out through 2025; developed recommendations for increased management and coordination efficiencies which could realize 5% cost savings on $500 million projects.

Constructed forensic financial modeling visualizing "Expected vs. Actual" project costs.

Developed risk models for wind energy projects based on terrain, access, distribution capacity, and Engineering, Procurement, and Construction (EPC) contractor availability.

Routinely engaged Third Party Logistics companies (3PLs) familiar with wind and solar energy to develop best practices, estimates, and remain engaged in industry insights.

Supply chain forecasting
- Wind Turbine logistics
- Project Management
- Solar Array logistics and procurement
- Procurement methodologies
- Logistics and Transportation Risk
- Demand modeling
- Operations management
- 3PL engagement

US Army

20 years 10 months

Senior Operations Officer (BDE S3) - 59th Ordnance Brigade

July 2019 - October 2020 (1 year 4 months)

Fort Lee, Virginia, United States

Executive Officer - 832d Ordnance Battalion

July 2018 - June 2019 (1 year)

Graduate Student

June 2017 - June 2018 (1 year 1 month)

Montgomery, Alabama, United States

Recruiting Company Commander - 1st Recruiting Brigade

May 2014 - July 2017 (3 years 3 months)

Lynchburg, Virginia, United States

Forward Support Company Commander - 2d Cavalry Regiment

May 2012 - May 2014 (2 years 1 month)

Battalion Supply Officer (S4) - 4th Infantry Division

October 2009 - May 2012 (2 years 8 months)

Senior Imagery Technician - 1st Cavalry Division

January 2000 - October 2009 (9 years 10 months)

Education

Webster University

Master of Arts - MA, Purchasing, Procurement/Acquisitions and Contracts Management · (2015 - 2017)

USAF Air Command and Staff College

Master of Arts - MA, Military Operational Art and Science/Studies · (2017 - 2018)

Columbia College

Bachelor of Business Administration (BBA), Business Administration and Management, General · (2007 - 2008)